Exhibit 99.4

P R E S S  R E L E A S E

For Immediate Release	27 June 2002

CADBURY SCHWEPPES ACQUIRES DANDY’S CHEWING GUM BRANDS
FOR £201 MILLION (€310 MILLION)

Cadbury Schweppes plc announced today that it has acquired 100% of the branded chewing gum business of Dandy A/S (“Dandy”) from the Bagger-Sørensen family in Denmark for £201 million (€310 million). Dandy is the fourth largest chewing gum manufacturer in the world.

Combined with Cadbury Schweppes’ existing chewing gum businesses, this acquisition makes Cadbury Schweppes the second largest player in the European chewing gum market, with No 1 positions in France, Denmark, Belgium and Switzerland and No 2 positions in Russia, Sweden, and the Netherlands. Cadbury Schweppes also has leading positions in several other markets, most notably Turkey, Argentina and China.

Dandy’s branded chewing gum business includes the brands Stimorol, V6 (Western Europe) and Dirol (Eastern Europe, Central Asia and the Middle East). It has sales and distribution operations in Western Europe, Russia and the CIS, and state-of-the-art production facilities in Novgorod, Russia. These brands complement Cadbury Schweppes’ chewing gum portfolio, which includes the brands Hollywood (France), Beldent (Argentina), Sportlife (China) and Kent (Turkey).

Additionally, for £23 million (€36 million), Cadbury Schweppes is acquiring a 25% interest in Dandy’s contract manufacturing facilities based in Vejle, Denmark, which supplies Cadbury Schweppes’ Hollywood as well as Dandy in local markets.

The transaction also includes a 50% interest in world-class R&D facilities in Vejle.

The global chewing gum market has been the fastest growing sector in confectionery over the last five years*.

John Sunderland, Chief Executive Officer of Cadbury Schweppes, said, “Dandy significantly extends our participation in chewing gum, one of the fastest growing and most profitable confectionery categories. With this acquisition we are broadening our position in the European confectionery market, building on our strong businesses in France, Poland and Russia. Dandy also brings significant R&D expertise in the fast growing ‘functional’ confectionery market.”

Holger Bagger-Sørensen, Chairman of Dandy A/S, said, “We are pleased to be associated with Cadbury Schweppes and look forward to working together, particularly as the corporate culture of our two organisations is highly complementary. Under Cadbury Schweppes’ ownership Dandy will undoubtedly become an even more powerful international business.”

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com

Dandy’s branded business had a reported turnover of £164 million (€253 million) in 2001. The consideration represents 2001 EBITDA and sales multiples on Dandy’s branded business of 7.7x and 1.2x respectively. Cadbury Schweppes’ earnings will not be impacted in the first year but will benefit thereafter. The transaction will be funded from Cadbury Schweppes’ existing debt facilities. Regulatory approval will be required from several European competition authorities. The transaction is anticipated to close in the third quarter of 2002.

Ends
For further information:
David Kappler, Chief Financial Officer
Sally Jones, Corporate Communications Director
Dora McCabe, Head of Group Public Relations

Cadbury Schweppes plc:	020-7409-1313
www.cadburyschweppes.com
Angus Maitland/Philip Gawith
The Maitland Consultancy	020-7379-5151

Notes to Editors:

1. *source: Euromonitor

2. Cadbury Schweppes
Cadbury Schweppes is a major international beverages and confectionery company. With origins stretching back over 200 years, today Cadbury Schweppes' products - which include brands like Cadbury, Schweppes, Dr Pepper, Snapple, Trebor and Bassett - are enjoyed in almost 200 countries across the world. Cadbury Schweppes employs over 38,000 people.

Cadbury Schweppes’ European confectionery operations generated £1,458 million turnover, out of a total group turnover of £5 billion in 2001. The company manufactures its confectionery in the UK (the second biggest confectionery market in the world in terms of per capita consumption), France, Spain, Germany, Poland and Russia. In the UK confectionery brands are sold under the Cadbury, Trebor, Bassett’s, Fry’s, Maynards, Sharps, Barratt and Butterkist names. In Continental Europe key confectionery brands include Hollywood, Poulain and La Pie Qui Chante in France, Cadbury and Wedel in Poland, Dulciora in Spain, and Cadbury in Russia. Cadbury Schweppes also has confectionery operations in Turkey, managed within its Africa, India and Middle East region.

3. Dandy
Founded by the Bagger-Sorensen family in 1915 in Denmark, Dandy has manufacturing facilities in Vejle, Denmark and Novgorod, Russia and direct sales organisations in Sweden, Denmark, Belgium, Netherlands, Luxembourg, Switzerland, Russia and the Commonwealth of Independent States. The fourth largest chewing gum manufacturer in the world, Dandy employs around 3,400 people, 2,500 of whom are in sales.